EXHIBIT 12.1

SUNTERRA CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollar amounts in thousands) (unaudited)

	Quarter Ended				Fiscal Years Ended December 31,
	3/31/04		3/31/03		2003		2002		2001		2000
Income from operations before income taxes, minority interests and income from equity investments	$(644)		$(6,830)		$(87,430)		$309,130		$(72,203)		$(359,164)
Add:
Distributions from less than 50% owned companies	488		10,629		13,141		1,247		1,713		313
Interest expense	6,131		5,960		26,309		19,036		20,477		42,748
Interest component of rent expense (1)	306		257		1,072		1,503		1,082		2,952

Earnings available for fixed charges	$6,281		$10,016		$(46,908)		$330,916		$(48,931)		$(313,151)

Fixed charges:
Interest expense	$6,131		$5,960		$26,309		$19,036		$20,477		$42,748
Capitalized interest	29		—		396		275		375		1,795
Interest component of rent expense (1)	306		257		1,072		1,503		1,082		2,952

Total fixed charges	$6,466		$6,217		$27,777		$20,814		$21,934		$47,495

Ratio of earnings to fixed charges (3)	0.97	x	1.6	x	-1.7	x	15.9	x	-2.2	x	-6.6	x

Deficiency (2)	$(185)				$(74,685)				$(70,865)		$(360,646)

(1)	Assumed interest component to be one-third of rent expense.

(2)	Deficiency in ratio of earnings to fixed charges for the three months ended March 31, 2004 was $0.2 million and for the years ended December 31, 2003, 2001 and 2000 were $74.7 million, $70.9 million and $360.6 million in earnings.

(3)	2002 is a combination of the Predecessor and Successor entities. All periods post July 31, 2002 are Successor and all periods pre July 31, 2002 are Predecessor.